Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of 1427702 B.C. Ltd. on Amendment No. 4 to Form F-4 (File No. 333-273972) of our report dated March 10, 2023, which includes an explanatory paragraph as to Jupiter Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the financial statements of Jupiter Acquisition Corporation as of December 31, 2022 and 2021 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

November 13, 2023